EXHIBIT 1

April 6, 2009

The Board of Directors

SumTotal Systems, Inc.
c/o Ms. Erika Rottenberg
Senior Vice President,
General Counsel and Secretary

1808 North Shoreline Boulevard
Mountain View, California 94043

Dear Directors of SumTotal Systems:

Discovery Group is the beneficial owner of 3,095,118 shares of SumTotal representing 9.8% of the common shares outstanding.  We are writing in response to the offer you received, dated April 3, 2009, from Vista Equity Partners to acquire the business for $3.25 per common share.  We agree with the opinion expressed by Vista in the letter that “…a compelling, high premium, all cash offer is the most effective way to maximize value for all stockholders…”  Therefore, as one of the largest shareholders of SumTotal we encourage the Board to seek to complete a sale of SumTotal by 1) negotiating in good faith with Vista Equity Partners, and 2) promptly inviting other logical suitors to discuss alternative transactions.

Respectfully submitted,

DISCOVERY GROUP I, LLC

By:	/s/ Daniel J. Donoghue
Name: Daniel J. Donoghue
Title: Managing Member